UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For June 4, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or the "Company")

Robust exploration drill results from Harmony’s Kalgold open pit operation to underpin resource growth and expansion studies

Johannesburg, Monday 4 June 2018 - Harmony Gold Mining Company (“Harmony” and/or “the Company”) , is pleased to announce encouraging exploration results at its 100% owned, South African Kalgold open pit operation in the North West Province, approximately 55km southwest of Mahikeng.

“Our exploration strategy targets highly prospective, underexplored terrains and mining districts to discover and develop gold deposits. The results from the exploration drilling at Kalgold – a safe and low risk open pit mine - outline an expanded, robust mineralised system that extends beyond the current resource limits. Resource development drilling underway has outlined a mineralised zone that now comprises over 2.1 kilometres of strike and extends to in excess of 300m below surface. The intersections show good continuity of geology and mineralisation and presents an exciting organic growth opportunity for Harmony”, said Peter Steenkamp, chief executive officer of Harmony.

An updated mineral resource estimate will be prepared incorporating the exploration data and will form the basis of prefeasibility studies planned for 2019. The updated mineral resources for Kalgold will be released as part of our annual reporting for FY18.

Key points:

●
Highlight intercepts from drilling to date1:
Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t)
KG014	299	350	51	1.46
KG016	257	341	84	1.51
KG023	287	346	59	1.28
KG026	259	304	45	1.38
KG033	371	413	42	1.39
KG034	322	356	34	2.21
KG037	47	89	42	1.32
KG038	138	185	47	1.77
KG040	205	225	20	2.81
KG042	106	161	55	2.01
KG044	315	371	56	1.51
KG045	273	302	29	2.49
WDD011	203	204	21	3.41
WDD015	122	158	36	1.89
WDD017	104	137	33	2.42

●
The mineralisation outlined in the drilling is hosted in a banded iron formation (BIF) which is an extension of the same structural-geological setting of the known deposits at D Zone, A Zone, Watertank and Windmill open pits.

●
New mineralised zones defined outside of the current resource limit include:

o
Strike extensions north of the current Watertank open pit

o
Significant drill intercepts in the “Pillar” zone that separates the A Zone and Watertank pits

o
New areas of mineralisation in the Western Limb BIF at depth and along strike to the south of A Zone

o
A new zone of mineralisation developing subparallel with the Watertank lodes at Spanover Border prospect

●
Drill intercepts from within the current resource limit demonstrate good grade continuity. Higher-grade zones of mineralisation with in excess of 2.0 g/t Au occur associated with shallow, north plunging, crosscutting quartz veins which are developed along the main line of lode.

Harmony commenced a brownfield drill campaign at the project in October 2017 to test the potential to merge the separate pit areas into a major mineralised system and to test the strike extensions of the mineralised zone towards the north and south of the existing open pits. In particular, to develop a resource base that would support studies towards increased mining and processing rates at the open pit operation. Some 16,400m of Diamond and RC drilling has since been completed, results of which form the basis of this news release.

The resource growth outlook is positive. The system is open-ended along strike and remains open at depth. To the north under the cover of Kalahari sand, reconnaissance drill sections highlight potential to extend the mineralisation over an additional 1km of strike. Potential for sub-parallel repeat lodes at the Spanover Border and Windmill prospect areas is evident. Drilling continues onsite with 3 drill rigs.

Drill plans, longsection, and cross sections are included below for reference. This press release should be read in conjunction with the supporting technical annexure supporting the results at: http: www.harmony.co.za/invest SAMREC table 1 report for the Kalgold Drilling Program.

Harmony will be presenting on the Kalgold drilling program at the SBGS mining conference on Wednesday 6 June 2018 and will include the presentation on Harmony’s website at https://www.harmony.co.za/invest/presentations/2018.

For further information please contact

Lauren Fourie Investor Relations Manager +27 (0)71 607 1498 lauren.fourie@harmony.co.za

Marian van der Walt
Executive: Investor Relations

+27 (0)82 888 1242
Marian@harmony.co.za

Complete assay results are tabulated in the technical annexure: SAMREC table 1 report for the Kalgold Drilling Program at www.harmony.co.za

Forward Looking Statements

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue” or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this presentation. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labor disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group’s insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Competent Persons Statement

The information in this announcement that relates to exploration results and other scientific and technical information are based on information compiled by Mr Mike Humphries. Mr Humphries is a full time employee of Harmony and a member of the Australian Institute of Geoscientists. Mr Humphries has sufficient experience which is relevant to the styles of mineralisation and types of deposits under consideration and to the activities undertaken to qualify as a Competent Person as defined in The JORC Code 2012 and SAMREC. Mr Humphries consents to the inclusion in this announcement of the matters based on this information in the form and context in which it appears.

Ends.

4 June 2018

JSE Sponsor: J.P. Morgan Equities South Africa Propriety Limited

Windmill Pit
323000mE
324000mE
325000mE
KG053 (assays pending)
KG051 (assays pending)
7107000mN
Watertank North:
KG034: 34m @ 2.2 g/t Au from 322m
KG035: 23m @ 1.7 g/t Au from 90m
KG037: 42m @ 1.3 g/t Au from 47m
KG040: 20m @ 2.8 g/t Au from 205m
KG043: 23m @ 2.0 g/t Au from 188m
KG044: 56m @ 1.5 g/t Au from 315m
KG045: 29m @ 2.5 g/t Au from 273m
WDD011: 21m @ 3.4 g/t Au from 204m
WDD015: 36m @ 1.9 g/t Au from 122m
WDD017: 33m @ 2.4 g/t Au from 104m
Refer Cross Section BB': Fig. 3
Spanover Border:
KG010: 16m @ 2.4 g/t Au from 150m
Watertank Pit
Western Limb:
KG014: 51m @ 1.5 g/t Au from 299m
KG018: 21m @ 1.8 g/t Au from 399m
30m @ 1.1 g/t Au from 425m
"Pillar" Zone, A-Zone, and Watertank:
KG023: 59m @ 1.3 g/t Au from 287m
KG018: 23m @ 2.0 g/t Au from 247m
KG016: 84m @ 1.5 g/t Au from 257m
KG026: 43m @ 1.4 g/t Au from 259m
KG033: 42m @ 1.4 g/t Au from 371m
KG038: 47m @ 1.8 g/t Au from 138m
KG042: 55m @ 2.0 g/t Au from 106m
Refer longitudinal section AA': Fig. 2
Henry's:
KG001: 11m @ 1.2 g/t Au from 137
A Zone Pit
7105000mN
KG001
KG003
KG004
Kalgold Process Plant
D Zone Pit
7104000mN
DH Legend
N
DH Composite > 0.5 g/t Au
0
250
500
1000m

Figure 1: Drill hole location plan showing collar locations in relation to infrastructure. Assay composite intervals >0.5 g/t Au shown.

B
West
B'
East
1300mRL
1300mRL
Historic hole WRC049:
31m @ 0.8 g/t Au from 13m
WDD015
WDD011
KG039
1243mAMSL
Overburden
KG035
1200mRL
1200mRL
KG035:
23m @ 1.7 g/t Au from 90m
Oxidation base
WDD015:
36m @ 1.9 g/t Au from 122m
1100mRL
1100mRL
WDD011:
21m @ 3.4 g/t Au from 203m
1000mRL
1000mRL
KG039:
34m @ 1.1 g/t Au from 302m
DH Legend
900mRL
900mRL
Eastern
Limb
BIF
DH Composite
> 0.5 g/t Au
Western
Limb
BIF
0
25
50
100m
800mRL
800mRL

Figure 3: Cross section BB' highlighting eastern limb BIF mineralisation that extends north of the current Watertank Pit and resource limit. Drill holes projected +/- 50m onto section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 4, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director